SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.    20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment #3

Name of
Issuer:       HAVERTY FURNITURE COMPANIES INC
_____________________________________________________

Title of Class
of Securities:  Common  Stock

CUSIP Number:    419596101

1)  NAME OF I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

	The Prudential Insurance Company of America     22-1211670

2.) MEMBER OF A GROUP: 	(a)  N/A
					(b)  N/A

3)  SEC USE ONLY:



4)  PLACE OF ORGANIZATION:	A mutual insurance company organized
		under the laws of the State of New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5)  Sole Voting Power:		684,000		See Exhibit A
6)  Shared Voting Power:	8,600		Not Applicable
7)  Sole Dispositive Power:	684,000		See Exhibit A
8)  Shared Dispositive Power:	8,600		Not Applicable

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED:
			732,600	See Exhibit A

10)  AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES:	Not Applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
			8.49 See Exhibit A

12) TYPE OF REPORTING PERSON:  IC, IA

ITEM 1(a).  NAME OF ISSUER:

                      HAVERTY FURNITURE COMPANIES INC

ITEM 1(b).  ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

                      HAVERTY FURNITURE COMPANIES INC
866 West Peachtree Street, N.W.
Atlanta,  GA 30308



ITEM 2(a).  NAME OF PERSON FILING:

		 The Prudential Insurance Company of America

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

			751 Broad Street
			Newark, New Jersey  07102-3777

ITEM 2(c).  CITIZENSHIP:

			A mutual insurance company organized under the laws of the State of New Jersey

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

			Common  Stock

ITEM 2(e).  CUSIP NUMBER:

			419596101

ITEM 3.		The Person filing this statement is an Insurance Company
			as defined in Section 3(a) (19) of the Securities
Exchange
			Act of 1934, and an Investment Adviser registered under
			Section 203 of the Investment Advisers Act of 1940.

ITEM 4.  OWNERSHIP:

		(a) Number of Shares
		      Beneficially Owned:	732,600  See Exhibit A

		(b) Percent of Class:		8.49

							Number
		(c) Powers				Of Shares

-------------------------------------	--------------------------
		     Sole power to vote or		684,000	See Exhibit A
		     to direct the vote

		     Shared power to vote or 		8,600	Not Applicable
		     to direct the vote

		     Sole power to dispose or 		684,000	See Exhibit A
		     to direct disposition

		     Shared power to dispose		8,600	Not Applicable
		     or to direct disposition

ITEM 5.  OWNERSHIP OF 5% OR LESS OF A CLASS:

		Not Applicable


ITEM 6.  OWNERSHIP OF MORE THAN 5% ON BEHALF OF
	 ANOTHER PERSON:

		See Exhibit A

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE
	SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
	REPORTED ON BY THE ULTIMATE PARENT COMPANY:

		Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF
	 MEMBERS OF THE GROUP:

		Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

		Not Applicable

ITEM 10.  CERTIFICATION:

	By signing below, the Prudential Insurance Company of America certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

	The filing of this statement should not be construed as an admission that
Prudential is, for purposes of Sections 13 or 16 of the Securities
Exchange Act of 1934, the beneficial owner of such shares.



				SIGNATURE

	After reasonable inquiry and to the best of its knowledge and belief, The Prudential Insurance Company of America certifies that the information set forth in this statement is true, complete and correct.


	THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

	By:	Ellen McGlynn Koke
		Second Vice President
	Date:	02/01/99
	As of:	12/31/98


				Exhibit A
				--------------

ITEM 6.	 OWNERSHIP:

The Prudential Insurance Company of America ('Prudential') presently holds 1,700 shares of Issuer's common stock for the benefit of its general account.

In addition, Prudential may have direct or indirect voting and/or investment discretion over
730,900 shares which are held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. Prudential is reporting the combined holdings of these entities for the purpose of administrative convenience.

These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that Prudential is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.